Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Zayo Group Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-199856) on Form S-8 and (No. 333-221563) on Form S-3 of Zayo Group Holdings, Inc. of our reports dated August 24, 2018, with respect to the consolidated balance sheets of Zayo Group Holdings, Inc. and subsidiaries as of June 30, 2018 and 2017, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of June 30, 2018, which reports appear in the amended June 30, 2018 annual report on Form 10-K/A of Zayo Group Holdings, Inc. dated September 20, 2018.

/s/ KPMG LLP

Denver, Colorado
September 20, 2018